Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-190038

February 11, 2015

GRWN

iPath®

Exchange Traded Notes

iPath® Pure Beta Softs ETN

ETN Description

The iPath® Pure Beta Softs ETN (the "ETNs") is designed to provide investors with exposure to the Barclays Commodity Index Softs Pure Beta Total Return. The ETNs are unsecured debt obligations of the issuer, Barclays Bank PLC, and are not, either directly or indirectly, obligations of or guaranteed by any third party. Any payment to be made on the ETNs, including any payments at maturity or upon redemption, depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due. An investment in the ETNs is subject to risks associated with fluctuations, particularly a decline, in the performance of the underlying index between the inception date and the applicable valuation date. The prices of physical commodities comprising the underlying index can fluctuate widely which will, in turn may affect the market price of the ETNs linked to the underlying index.

An investment in the ETNs involves significant risks and may not be suitable for all investors. For more information on risks associated with the ETNs, please see "Selected Risk Considerations" below and the risk factors included in the relevant prospectus.

Index Description

The Barclays Commodity Index Softs Pure Beta Total Return (the "Index") is a sub-Index of the Barclays Commodity Index Pure Beta TR and reflects the returns that are potentially available through an unleveraged investment in three futures contracts on soft commodities traded on U.S. exchanges. For each commodity, the Index may roll into one of a number of futures contracts with varying expiration dates, as selected using the Barclays Pure Beta Series 2 Methodology. Owning the ETNs is not the same as owning interests in the commodities futures contracts comprising the Index or a security directly linked to the performance of the Index.

ETN Details

Ticker	GRWN
Intraday Indicative Value Ticker	GRWN.IV
CUSIP	06740P288
ISIN	US06740P2882
Primary exchange	NYSE Arca
Investor Fee Rate[1]	0.75% per annum
Futures execution cost[2]	0.10% per annum
Inception date	4/20/2011
Maturity date	4/18/2041
Issuer	Barclays Bank PLC
Callable ETN	Yes

Index Details

Index name	Barclays Commodity Index Softs Pure Beta TR
Composition	Futures contracts on soft commodities
Number of components	3
Bloomberg Index ticker	BCC1SFPT
Index inception date	1/31/2011
Index sponsor	Barclays Risk Analytics and Index Solutions Limited (BRAIS)

[1] The investor fee rate per ETN is equal to 0.75% per year. The investor fee on the inception date was equal to zero. On each subsequent calendar day until maturity or early redemption of the ETNs, the investor fee per ETN will be equal to (1) 0.75% *times* (2) the applicable closing indicative value on the immediately preceding calendar day *times* (3) the applicable daily index factor on that day (or, if such day is not an index business day, one) *divided by* (4) 365. The daily index factor on any index business day will equal (1) the closing level of the Index to which those ETNs are linked on such index business day *divided by* (2) the closing level of such underlying Index on the immediately preceding index business day.

[2] The futures execution cost is designed to approximate the estimated costs of maintaining a rolling position in the futures contracts underlying the Index. The futures execution cost on the inception date was zero. On each subsequent calendar day until maturity or early redemption, the futures execution cost for each ETN will be equal to (1) 0.10% *times* (2) the applicable closing indicative value on the immediately preceding calendar day *times* (3) the applicable daily index factor on such calendar day (or, if such day is not an index business day, one) *divided by* (4) 365. The net effect of the futures execution cost accumulates over time and is subtracted at the rate of 0.10% per year.

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BARCLAYS

GRWN

Cumulative Return



15%
0%
-15%
-30%
-45%
-60%
Jul 11
Jan 12
Jul 12
Jan 13
Jul 13
Jan 14
iPath® Pure Beta Softs ETN
Barclays Commodity Index Softs Pure Beta TR

Source: Barclays, BlackRock (based on daily returns since ETN inception date: 04/20/11-06/30/14).

Index Composition



Sugar 46.40%
Coffee 37.75%
Cotton 15.85%

Source: Barclays, as of 6/30/2014. Index composition is subject to change.

Annualized Performance, Standard Deviation And Correlation History

	1-month Return %	3-month Return %	6-month Return %	1-Year Return % Annualized	Since ETN Inception 04/20/11 Return % Annualized	Standard Deviation % Annualized[3]	Index Correlations[4]
iPath® Pure Beta Softs ETN	-2.28	-5.67	15.55	9.39	-13.64	27.81	0.93
Barclays Commodity Index Softs Pure Beta TR	-2.22	-5.48	16.05	10.33	-12.92	9.37	1.00
S&P 500® TR Index	2.07	5.23	7.14	24.61	15.38	12.26	-0.11
MSCI EAFE TR Index	0.96	4.09	4.78	23.57	7.34	19.49	0.17
MSCI Emerging Markets TR Index℠	2.66	6.60	6.14	14.31	-1.41	16.34	0.23
Barclays U.S. Aggregate Bond TR Index	0.05	2.04	3.93	4.37	3.97	2.77	0.07
Bloomberg Commodity Index Total Return℠	0.60	0.08	7.08	8.21	-7.45	14.74	0.45

Source: Barclays, BlackRock, S&P Dow Jones Indices, LLC, MSCI, Bloomberg, as of 6/30/2014.

The S&P 500® Index is intended to provide an indication of the pattern of stock price movement in the U.S. equities market. The MSCI EAFE Index is an equity index which captures large and mid cap representation across developed markets countries around the world, excluding the U.S. and Canada. The MSCI Emerging Markets Index℠ is a free float-adjusted market capitalization index that is designed to measure equity market performance in the global emerging markets. The Barclays U.S. Aggregate Bond Index provides a measure of the performance of the U.S. investment grade bonds market.The Bloomberg Commodity Index Total Return℠ reflects the returns that are potentially available through an unleveraged investment in the futures contracts on physical commodities comprising the index plus the rate of interest that cound be earned on cash collateral invested in specified Treasury Bills.

ETN returns are for illustrative purposes only. ETN returns measure the returns over the relevant period using the change in the indicative value expressed as a percentage from the beginning of the relevant period to the end of the relevant period and reflect the deduction of applicable fees and costs. Past performance does not guarantee future results.

Index returns are for illustrative purposes only and do not represent actual ETN performance. Index performance returns do not reflect any management fees, transaction costs or expenses. Indexes are unmanaged and one cannot directly invest in an index. Past performance does not guarantee future results.

[3] Standard deviation is a measure of variability from the expected value. Standard Deviation % Annualized is based on monthly returns for 06/11-06/14, and describes how the annual returns in a given annual period are likely to differ from average annualized returns. Because the Standard Deviation % Annualized is based on historical data, it may not predict variability in annualized performance of the ETNs in the future. Source: BlackRock, Barclays

[4] Correlations based on monthly returns for 06/11-06/14. Correlation is the term used to describe the statistical relationship between two or more quantities or variables. Perfectly correlated assets will have a correlation coefficient of one, while the correlation coefficient will be zero when returns on two assets are completely independent. Source: BlackRock, Barclays

IP-GRWN-I0614

Page 2 of 4

Top Index Holdings

Component Ticker Weight % Sector

Sugar SB 46.40 Agriculture

Coffee KC 37.75 Agriculture

Cotton CT 15.85 Agriculture

Source: Barclays, as of 6/30/2014. Index composition is subject to change.

Selected Risk Considerations

An investment in the iPath ETNs described herein (the “ETNs”) involves risks, including possible loss of principal, and may not be suitable for all investors. Selected risks are summarized here, but we urge you to read the more detailed explanation of risks described under “Risk Factors” in the applicable product prospectus.

You May Lose Some or All of Your Principal: The ETNs are exposed to any decrease in the level of the underlying index between the inception date and the applicable valuation date. Additionally, if the level of the underlying index is insufficient to offset the negative effect of the investor fee and other applicable costs, you will lose some or all of your investment at maturity or upon redemption, even if the value of such index has increased. Because the ETNs are subject to an investor fee and any other applicable costs, the return on the ETNs will always be lower than the total return on a direct investment in the index components. The

ETNs are riskier than ordinary unsecured debt securities and have no principal protection.

Credit of Barclays Bank PLC: The ETNs are unsecured debt obligations of the issuer, Barclays Bank PLC, and are not, either directly or indirectly, an obligation of or guaranteed by any third party. Any payment to be made on the ETNs, including any payment at maturity or upon redemption, depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of Barclays Bank PLC will affect the market value, if any, of the ETNs prior to maturity or redemption. In addition, in the event Barclays Bank PLC were to default on its obligations, you may not receive any amounts owed to you under the terms of the ETNs.

Issuer Redemption: If specified in the applicable prospectus, Barclays Bank PLC will have the right to redeem or “call” a series of ETNs (in whole but not in part) at its sole discretion and without your consent on any trading day on or after the inception date until and including maturity.

Barclays Pure Beta Series 2 Methodology: The Barclays Pure Beta Series 2 Methodology seeks to mitigate distortions in the commodities markets associated with investment flows and supply and demand distortions. However, there is no guarantee that the Pure Beta Series 2 Methodology will succeed in these objectives and an investment in the ETNs linked to indices using this methodology may underperform compared to an investment in a traditional commodity index linked to the same commodities.

Market and Volatility Risk: The prices of physical commodities, including the commodities underlying the index components, can fluctuate widely due to supply and demand disruptions in major producing or consuming regions. Additionally, the market value of the ETNs may be influenced by many unpredictable factors including changes in supply and demand relationships, governmental policies and economic events.

Concentration Risk: Because the ETNs are linked to an index composed of futures contracts on a single commodity or in only one commodity sector, the ETNs are less diversified than other funds. The ETNs can therefore experience greater volatility than other funds or investments.

A Trading Market for the ETNs May Not Develop: Although the ETNs are listed on NYSE Arca, a trading market for the ETNs may not develop and the liquidity of the ETNs may be limited, as we are not required to maintain any listing of the ETNs.

iP-GRWN-I0614

No Interest Payments from the ETNs: You may not receive any interest payments on the ETNs.

Restrictions on the Minimum Number of ETNs and Date Restrictions for Redemptions: You must redeem at least 50,000 ETNs of the same series at one time in order to exercise your right to redeem your ETNs on any redemption date. You may only redeem your ETNs on a redemption date if we receive a notice of redemption from you by certain dates and times as set forth in the product prospectus.

Uncertain Tax Treatment: Significant aspects of the tax treatment of the ETNs are uncertain. You should consult your own tax advisor about your own tax situation.

Barclays Bank PLC has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and other documents Barclays Bank PLC has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting www.iPathETN.com or EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC will arrange for Barclays Capital Inc. to send you the prospectus if you request it by calling toll-free 1-877-764-7284, or you may request a copy from any other dealer participating in the offering.

BlackRock Investments, LLC, assists in the promotion of the iPath ETNs.

The ETNs may be sold throughout the day on the exchange through any brokerage account. Commissions may apply and there are tax consequences in the event of sale, redemption or maturity of ETNs.

The Barclays Pure Beta Commodity Indices are trademarks of Barclays Bank PLC.

© 2015 Barclays Bank PLC. All rights reserved. iPath, iPath ETNs and the iPath logo are registered trademarks of Barclays Bank PLC. All other trademarks, servicemarks or registered trademarks are the property, and used with the permission, of their respective owners. iP-0737-1014

iP-GRWN-I0614

Not FDIC Insured—No Bank Guarantee—May Lose Value 1-877-764-7284 www.ipathetn.com